April 24, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dynagas LNG Partners LP

Ladies and Gentlemen:

On behalf of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), please find enclosed the Partnership’s registration statement on Form F-1 (the “Registration Statement”), which was publicly filed via EDGAR today. The Registration Statement relates to a public underwritten follow-on equity offering. On April 18, 2014, the Partnership submitted a an application for an order granting confidential treatment pursuant to Rule 406 of the Securities Act of 1933, as amended, relating to its new 13-year time charter agreement with Gazprom Marketing and Trading Singapore PTE Ltd. for the Clean Force, one of the Partnership’s vessels (the “Gazprom Charter”). A redacted version of the Gazprom Charter was filed publicly via Edgar on Form 6-K on April 18, 2014 and has been included (as so redacted) in the Registration Statement as Exhibit 10.14.

The Partnership previously filed a registration statement on Form F-1 (File No. 333-191653) in connection with its initial public offering, which was declared effective on November 12, 2013.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420 or my colleague, Keith Billotti, Esq., at (212) 574-1274.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin, Esq.